

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Richard Waldron
Chief Financial Officer
BioAtla, Inc.
11085 Torreyana Road
San Diego, California 92121

> **Re: BioAtla, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-260440**

Dear Mr. Waldron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Niki Fang, Esq.